Exhibit 99.6

Arden Aviation Australia Pty Limited as trustee for The Cecil Aviation Unit Trust and its controlled entities

Annual Financial Report

For the year ended 30 June 2011

(ABN: 76 306 970 262)

The Cecil Aviation Unit Trust and its controlled entities

For the year ended 30 June 2011

The Cecil Aviation Unit Trust and its controlled entities

Consolidated statement of comprehensive income

For the year ended 30 June 2011

	September 30,	September 30,	September 30,
		Group
	Note	2011 $	2010 $

Operating lease income	4	24,736,336	24,736,336
Operating lease expense	5	(7,770,354)	(7,782,599)
Administrative expense	6	(1,011,950)	(926,369)

Results from operating activities		15,954,032	16,027,368

Finance income	9	22,206	12,484
Finance expense	9	(11,511,788)	(5,252,854)

Net finance expense		(11,489,582)	(5,240,370)

Profit for the year		4,464,450	10,786,998

Other comprehensive income and (expense)

Effective portion of changes in fair value of cash flow hedges		(6,292,511)	(3,607,716)

Other comprehensive expense for the year		(6,292,511)	(3,607,716)

Total comprehensive income and (expense) for the year		(1,828,061)	7,179,282

The notes on pages 6 to 31 form an integral part of these financial statements.

The Cecil Aviation Unit Trust and its controlled entities

Consolidated statement of financial position

At 30 June 2011

	September 30,	September 30,	September 30,
		Group
	Note	2011 $	2010 $

Assets
Cash and cash equivalents	20	4,351,112	3,129,431
Trade and other receivables	10	248,402	216,071
Other assets		—	78,706

Total current assets		4,599,514	3,424,208

Aircraft under operating lease	11	172,755,667	180,474,118
Derivatives	17	—	301,632

Total non-current assets		172,755,667	180,775,750

Total assets		177,355,181	184,199,958

Liabilities
Payables	13	564,705	460,620
Deferred lease income		1,571,921	1,368,452
Borrowings	14	9,201,532	8,700,241
Derivatives	17	6,540,270	2,601,425
Other liabilities	15	1,371,151	1,805,944

Total current liabilities		19,249,579	14,936,682

Borrowings	14	161,692,696	173,463,667
Derivatives	17	5,908,076	3,856,042
Other liabilities	15	224,733	270,566

Total non-current liabilities		167,825,505	177,590,275

Total liabilities		187,075,084	192,526,957

Deficiency in net assets		(9,719,903)	(8,326,999)

Equity
Issued units	19	89	89
Reserves	19	(12,448,346)	(6,155,835)
Retained earnings / (accumulated losses)		2,728,354	(2,171,253)

Unit holders funds		(9,719,903)	(8,326,999)

The notes on pages 6 to 31 form an integral part of these financial statements.

The Cecil Aviation Unit Trust and its controlled entities

Consolidated statement of changes in equity

For the year ended 30 June 2011

	September 30,	September 30,	September 30,
	Unit capital	Hedging reserve	Retained earnings / (accumulated losses)
	$	$	$

Balance at 1 July 2009	89	(2,548,119)	(12,523,092)

Total recognised income and expense	—	(3,607,716)	10,786,998
Present entitlement to unit holder	—	—	(435,159)

Balance at 30 June 2010	89	(6,155,835)	(2,171,253)

Total recognised income and expense	—	(6,292,511)	4,464,450
Adjustment to 2010 present entitlement to unit holder			435,158
Present entitlement to unit holder	—	—	(1)

Balance at 30 June 2011	89	(12,448,346)	2,728,354

The notes on pages 6 to 31 form an integral part of these financial statements.

The Cecil Aviation Unit Trust and its controlled entities

Consolidated statement of cash flows

For the year ended 30 June 2011

	September 30,	September 30,	September 30,
		Group
	Note	2011 $	2010 $
Cash flows from operating activities
Cash receipts from operations		24,939,805	24,776,342
Payments in the course of operations		(901,190)	(914,206)

Cash provided by operations		24,038,615	23,862,136

Interest received		21,301	12,484
Interest paid		(8,485,789)	(9,499,343)

Net cash provided by operating activities	20(b)	15,574,127	14,375,277

Cash flows from financing activities
Repayment of bank loans		(8,852,446)	(8,382,539)
Repayment of investor loans		(5,500,000)	(5,387,095)

Net cash used in financing activities		(14,352,446)	(13,769,634)

Net increase in cash and cash equivalents		1,221,681	605,643

Cash and cash equivalents at beginning of year		3,129,431	2,523,788

Cash and cash equivalents at end of year	20(a)	4,351,112	3,129,431

The notes on pages 6 to 31 form an integral part of these financial statements.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements

1	Reporting Trust

The Trust is domiciled in Australia. The address of the Trust’s registered office is Level 9 South, 161 Collins Street, Melbourne, Victoria, 3000. The Trust, through its subsidiaries (together the “Group”), is involved in the leasing of commercial aircraft.

2	Basis of preparation

(a)	Statement of compliance

The financial report has been prepared in accordance with International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board.

(b)	Basis of measurement

The financial statements have been prepared on the historical cost basis, except derivative financial instruments which are measured at fair value. Refer to note 3 (k) for the method used to measure fair value.

(c)	Functional and presentation currency

These financial statements are presented in United States dollars, which is also the Trust’s and the Group’s functional currency.

(d)	Basis of consolidation

The consolidated financial statements include the results of the Trust and its subsidiary undertakings. All inter-company transactions and balances between Group entities are eliminated on consolidation.

Subsidiaries are entities controlled by the Group. Control is defined where the Group has power, directly or indirectly, to govern the financial and operating policies of such entities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of such entities are consolidated within the Group financial statements until the date control ceases.

(e)	Going concern

The directors have considered the adequacy of the Group’s funding, borrowing facilities and cash flow forecasts for at least the next 12 months and are satisfied that the financial statements be prepared on a going concern basis. This assumes that the Group will continue in operational existence for the foreseeable future.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

2	Basis of preparation (continued)

(e)	Going concern (continued)

Net current liabilities

The Group’s net current liability position arises mainly from the recognition in the Statement of financial position of the next 12 months’ bank loan principal repayments as well as $8,112,191 (2010: $3,969,877), representing deferred lease income and derivatives held at fair value which hedge the Group’s exposure to Australian dollar lease revenues and floating interest rates. In accordance with accounting standards, the operating lease income which will satisfy the Group’s current liabilities is not recorded in the Statement of financial position. The Group has generated, and through its non-cancellable lease rental income is forecast to continue to generate, a net positive cash flow each month after meeting all obligations.

Net liabilities

The Group has the ability to defer payments of interest and principal on the investor loan notes at its own discretion until such time as there is sufficient free cash flow after the retention of amounts, as it reasonably determines are required, to satisfy or provide for any current or future liabilities of the Group including any payments under a refinancing of existing loans entered into by the Group.

Pursuant to an agreement dated 22 July 2011, the holder of the investor loan notes issued by the Trust agreed to irrevocably and unconditionally waive its rights to deferred interest for the period from 1 September 2009 to 31 August 2010 totalling $3,267,436 and causing an equivalent improvement to the net liability position.

(f)	Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

The key judgements that could affect the reported results are those concerning the recoverable amounts, useful lives and residual values of aircraft. The Group reviews the estimated recoverable amounts, useful lives and residual values of its aircraft assets regularly and utilises professional appraisers and valuation experts where possible to support estimates.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

3	Significant accounting policies

The accounting policies set out below have been applied consistently by Group entities.

(a)	Lease classification

Leases where the Group, as lessor, retains substantially all the risks and rewards of ownership are classified as operating leases. Other leases are finance leases and they are presented as a receivable at an amount equal to the net investment in the lease.

The directors have reviewed the leases and determined that they are operating leases in accordance with the criteria under IAS 17 Leases.

(b)	Aircraft under operating lease

Aircraft under operating lease are stated at cost, less accumulated depreciation and any impairment. Cost represents the Group’s acquisition cost, including directly attributable costs capitalised. Depreciation is calculated on a straight-line basis over the asset’s useful life, generally estimated to be 25 years from the date of manufacture, to a residual value.

Residual values are generally determined by the Group to approximate 12.5% of the manufacturer’s price at the time the aircraft was produced, although the directors may make exceptions to this on a case-by-case basis where a different residual value is determined to be more appropriate. In particular, residual values are likely to be adjusted where an aircraft is no longer in-production. Residual values and useful lives are reviewed by the directors at least annually.

(c)	Impairment of aircraft assets

At each annual reporting date where there are indications of a potential impairment of the Group’s aircraft assets, the recoverable amounts of the Group’s assets will be determined and compared with their carrying amounts.

An asset is considered to be impaired where its carrying value is in excess of its recoverable amount, being the higher of the asset’s fair value less costs to sell and its value in use. Value in use is calculated as the present value of the future cash flows to be derived from the operation of the asset. Future cash flows are discounted using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset.

If recoverable amounts are lower than carrying values, assets are reduced to their recoverable amounts, with the resultant impairment charges being recorded in the statement of comprehensive income. Where a prior impairment loss has decreased or reversed, the carrying amount of the asset may be increased and the impairment loss reversed in the statement of comprehensive income to the extent that the asset is not carried at a higher value than if no impairment loss had been recognised in prior periods.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(d)	Impairment of financial assets

Financial assets are assessed at each reporting date to determine whether there is any objective evidence that they are impaired. A financial asset is considered to be impaired if evidence indicates that one or more events have had a negative effect on the estimated future cash flows associated with that asset.

An impairment loss in respect of a financial asset is calculated as the difference between its carrying amount and the amount estimated by the directors to be the recoverable amount.

All impairment losses are recognised in the statement of comprehensive income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. Reversals are recognised in the statement of comprehensive income.

(e)	Cash and cash equivalents

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments and where required under operating lease contracts. Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash.

(f)	Trade receivables

Trade receivables represent amounts due from lessees under operating lease contracts and are recognized initially at fair value plus any directly attributable transaction costs. Where amounts are outstanding from lessees, the Group will provide an allowance for doubtful accounts against these when necessary, based upon expected ability to collect the amounts, taking into consideration the credit quality of the lessee.

(g)	Deferred lease income

Deferred lease income comprises lease income received in advance.

(h)	Operating lease income

The Group recognises operating lease income on a straight-line basis over the term of the underlying lease.

(i)	Effective interest rate

Revenue and expense on financial instruments classified as loans and receivables or financial liabilities at amortised cost, are recognised on an effective interest rate basis. This calculation takes into account interest received or paid and fees and commissions paid or received that are integral to the yield as well as incremental transaction costs. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial instrument at initial recognition.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(j)	Foreign currencies

The financial statement is presented in United States Dollars which is the Group’s functional and presentation currency.

Transactions in foreign currencies are translated into United States Dollars at the exchange rate prevailing at the date of the transaction or at the rates of exchange under related derivative contracts where such contracts exist and to the extent the derivative is considered effective. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated at the exchange rate prevailing at that date, whilst non-monetary assets and liabilities that are measured at historical cost are translated at the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognised in other comprehensive income, except for differences on qualifying cash flow hedges which are recognised directly in equity see (k) below.

(k)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency exposures. Derivatives are recognised initially at fair value. The Group’s derivatives have been classified as cash flow hedges so, to the extent that the hedge is considered effective, movements in fair value are recognised in other comprehensive income and presented in the hedging reserve in equity. The amount recognised in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. The fair value of derivatives are based upon their market price.

If the hedging instrument no longer meets the criteria for hedge accounting, expires, or is sold terminated or exercised, then hedge accounting is discontinued prospectively.

(l)	Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST except:

i.	where the amount of GST incurred is not recoverable from the taxation authority, in which case it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii.	for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recovered from, or paid to, the taxation authority is classified as operating cash flows.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(m)	Distribution and taxation

Under current legislation the Trust is not subject to income tax where its taxable income (including assessable realised capital gains) has been distributed in full to the unit holder. The Trust has fully distributed its net income for the year to the unit holder.

Accordingly, the trustee considers that the requirements of IAS 12 Income taxes do not apply to the Trust and, as such, no further taxation related disclosures are included in this financial report.

(n)	Finance income and expense

Finance income comprises interest income on funds invested and foreign currency movements.

Finance expense comprises interest expense on borrowings. All borrowing costs are recognised in the profit or loss using the effective interest method, refer (i).

Foreign currency gains and losses are reported on a net basis.

(o)	Issued units

Issued units are classified as equity.

(p)	Financial guarantees

Financial guarantees are recognised at fair value and subsequently measured at the higher of their initial fair value less cumulative amortisation or the amount that would be recognised under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

(q)	Borrowings

Borrowings are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortised cost using the effective interest rate method.

(r)	Adoption of new and revised accounting standards

The following standards and amendments to standards have been adopted by the Group during the year ended 30 June 2011:

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(r)	Adoption of new and revised accounting standards (continued)

•

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments, effective for accounting periods commencing on or after 1 July 2010, clarifies the requirements of the accounting standards when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The amendments became mandatory for the Group’s 2011 consolidated financial statements and did not impact the Group’s consolidated financial statements.

(s)	New standards and interpretations not yet adopted

The following standards and interpretations have been identified as those which may impact the entity in the period of initial application. They were available for early adoption at 30 June 2011, but have not been applied in preparing the financial statements:

•

Further amendments to International Financial Reporting Standards arising from the Annual Improvements Process affect various IFRSs resulting in minor changes for presentation, disclosure, recognition and measurement purposes. The amendments, which become mandatory for the Group’s 30 June 2012 consolidated financial statements, are not expected to have a significant impact on the financial statements.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

3	Significant accounting policies (continued)

(s)	New standards and interpretations not yet adopted (continued)

•

IFRS 9 Financial Instruments includes requirements for the classification and measurement of financial assets resulting from the first part of Phase 1 of the project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 will become mandatory for the Group’s 30 June 2014 consolidated financial statements. The Group has not yet determined the potential effect of the standard.

4	Operating lease income

	September 30,	September 30,
	Group
	2011 $	2010 $

Operating lease income	24,736,336	24,736,336

All income is generated from the lease of commercial jet aircraft to Australian airlines.

5	Operating lease expense

	September 30,	September 30,
	Group
	2011 $	2010 $

Aircraft depreciation	7,718,451	7,718,451
Lease management fees	51,903	64,148

	7,770,354	7,782,599

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

6	Administrative expense

	September 30,	September 30,
	Group
	2011 $	2010 $

Audit and non-audit fees	60,690	54,192
Management fees (refer note 22)	487,067	648,950
Legal, professional and other fees	464,193	223,227

	1,011,950	926,369

Audit services—KPMG Australia	60,690	54,192

7	Other information

	September 30,	September 30,
Group
	2011 $	2010 $

The profit / (loss) is arrived at after crediting / (charging):

Directors’ remuneration	—	—

8	Staff numbers and costs

Neither the Group nor the Trust had any employees during the year. Management services are provided by Global Aviation Asset Management Pty Limited as trustee for Global Aviation Asset Management Unit Trust (“GAAM”). See note 22 for further details.

Auditor’s remuneration is borne by the Group (refer note 6).

9	Net finance expense

	September 30,	September 30,
	Group
	2011 $	2010 $

Interest expense on:
Bank loans	(8,474,855)	(8,971,276)
Investor loans	(2,884,728)	(3,784,202)
Waiver of interest expense on investor loans	—	7,646,728

	(11,359,583)	(5,108,750)

Amortisation of debt issue costs	(152,205)	(144,104)

Finance expense	(11,511,788)	(5,252,854)

Realised foreign exchange gains	905	—
Interest income	21,301	12,484

Finance income	22,206	12,484

Net finance expense	(11,489,582)	(5,240,370)

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

10	Trade and other receivables

	September 30,	September 30,
	Group
	2011 $	2010 $

Trade debtors	248,198	216,071
Other receivables	204	—

	248,402	216,071

11	Aircraft under operating lease

	September 30,	September 30,
	Group
	2011 $	2010 $

Gross carrying amount
At beginning of year	214,557,544	214,557,544
Additions	—	—

At end of year	214,557,544	214,557,544

Accumulated depreciation
At beginning of year	(34,083,426)	(26,364,975)
Depreciation expense	(7,718,451)	(7,718,451)

At end of year	(41,801,877)	(34,083,426)

Net book value	172,755,667	180,474,118

See note 14 for details of the security granted over the Group’s aircraft assets.

The trustee is satisfied that the carrying value of the aircraft is appropriate.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

12	Investment in subsidiary undertakings

	September 30,	September 30,
	Trust
	2011 $	2010 $

At beginning of year	181	181
Subsidiary undertakings acquired during the year	—	—

At end of year	181	181

The Trust directly or indirectly owns all the issued shares or units of the entities listed below.

The Trust’s subsidiary undertakings, which are established in Australia are:

Subsidiary undertaking	Nature of business	Accounting reference date
Central Aviation Australia Pty Ltd	Trustee company	30 June
Rushcutters Aviation Australia Pty Ltd	Trustee company	30 June
The Wentworth Aviation Unit Trust	Holding Entity	30 June
The Wellington Aviation Unit Trust	Holding Entity	30 June
Coronet Aviation Australia Pty Ltd	Trustee company	30 June
Shire Aviation Australia Pty Ltd	Trustee company	30 June
The Barcom Aviation Unit Trust	Aircraft leasing	30 June
The Durbar Aviation Unit Trust	Aircraft leasing	30 June

13	Payables

	September 30,	September 30,
	Group
	2011 $	2010 $

GST payable	560,243	456,158
Amounts due to related parties (refer note 22)	4,462	4,462

	564,705	460,620

14	Borrowings

	September 30,	September 30,
	Group
	2011	2010
	$	$

Current liabilities:
Bank loans	9,201,532	8,700,241

Non-current liabilities:
Bank loans	129,332,124	138,533,656
Investor loans	32,360,572	34,930,011

	161,692,696	173,463,667

	170,894,228	182,163,908

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

14	Borrowings (continued)

Borrowings analysis

	September 30,	September 30,	September 30,	September 30,
30 June 2011	Within one year $	Between 1 and 5 years $	Greater than 5 years $	Total $

Bank loans	9,201,532	103,568,213	25,763,911	138,533,656
Investor loans	—	—	32,360,572	32,360,572

Total	9,201,532	103,568,213	58,124,483	170,894,228

	September 30,	September 30,	September 30,	September 30,
30 June 2010	Within one year $	Between 1 and 5 years $	Greater than 5 years $	Total $

Bank loans	8,700,241	107,885,669	30,647,987	147,233,897
Investor loans	—	—	34,930,011	34,930,011

Total	8,700,241	107,885,669	65,577,998	182,163,908

Investor loans

The investor loans take the form of notes issued by the Trust. The notes are issued for the purposes of financing the aviation business and constitute direct, unsecured obligations of the Trust which are subordinated to certain obligations of the Group to lessees and other financial institutions and rank pari passu with all other unsecured and similarly subordinated obligations.

The Investor loans mature in November 2017. The loan notes bear interest at 10% and interest is payable quarterly in arrears.

From 31 May 2008, distributions to the note holder under the investor loans were suspended. Interest was deferred in accordance with the terms of the underlying loan agreement, which allows interest to be accrued and carried forward indefinitely until such time as there is sufficient free cash flow to permit its payment. Such deferred interest is payable in priority to interest subsequently accruing on the investor loans.

On 30 July 2010, the holder of the investor loan notes directed $2,750,000 available for distribution by the Trust be applied to the repayment of the principal amount of the investor loan notes. A further direction that $2,750,000 available for distribution by the Trust be applied to the repayment of the principal amount of the investor loan notes occurred on 14 December 2010.

At 30 June 2011, the investor loans balance includes $5,392,708 (2010: $2,462,146) of deferred interest. Pursuant to an agreement dated 22 July 2011, the holder of the investor loan notes agreed to irrevocably and unconditionally waive its rights to deferred interest for the period from 1 September 2009 to 31 August 2010 totalling $3,267,436. Deferred interest relating to the period to 31 August 2009 had previously been paid or deferred.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

14	Borrowings (continued)

Bank of Scotland loans

The Barcom Aviation Unit Trust (“Barcom”), a wholly owned subsidiary of the Trust, is party to an umbrella loan agreement with (amongst others) the Bank of Scotland plc (the “Lenders”). Barcom’s borrowings are in the form of senior and junior loans.

Monthly repayments of principal and interest are scheduled on the senior loans whilst monthly repayments of interest are scheduled on the junior loans. The loans mature between November 2012 and February 2014. The weighted average interest rate on the loans is 5.79%.

In consideration of receipt of the loan, and its derivative contracts, Barcom was obliged to provide security to the Lenders. The security takes the form of a mortgage over the aircraft, assignment of the aircraft operating leases, warranties and insurances and a fixed and floating charge over the units of the Trust, its bank accounts and all other assets.

The umbrella loan agreement provides that this collateral acts as security for the loans made by the Lenders to finance the aircraft owned by Barcom and the aircraft owned by related entities Baker & Spice Aviation Limited and The Aviation Solutions Unit Trust. Barcom’s liability is also limited to those amounts it recovers pursuant to the sale of its aircraft or from its operating lease agreements or as proceeds from the enforcement of the security granted to the Lenders.

The Lenders only have recourse to the unsecured assets of Barcom where Barcom has failed to comply with certain operational covenants (such as those relating to proper management, no change of business, no imposition of withholding taxes on loan repayments, gross negligence and fraudulent or wilful misconduct).

Alliance and Leicester loans

Under a loan agreement dated 14 November 2007 (as amended and restated) with Alliance and Leicester Commercial Finance plc (“A&L”) The Durbar Aviation Unit Trust (“Durbar”), a wholly owned subsidiary of the Trust, borrowed $59.4m (net of issue costs).

Monthly repayments of principal and interest are scheduled on the loans, which mature between May and June 2017. Interest is charged at 1 month U.S. Libor plus a margin. Derivative contracts have however been entered into to effectively fix the interest rate on these loans.

In consideration of receipt of the loan and its derivative contracts, Durbar was obliged to provide security to A&L. The security takes the form of a mortgage over the aircraft, assignment of the aircraft operating leases, warranties and insurances and a fixed and floating charge over the units of the Trust, its bank accounts and all other assets.

The loan agreement provides that this collateral acts as security for the loans and derivative contracts entered into by A&L. Durbar’s liability is also limited to those amounts it recovers pursuant to the sale of its aircraft or from its operating lease agreements or as proceeds from the enforcement of the security granted to A&L.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

14	Borrowings (continued)

The Lenders only have recourse to the unsecured assets of Durbar where Durbar has failed to comply with certain operational covenants (such as those relating to proper management; no change of business; no imposition of withholding taxes on loan repayments; gross negligence; and fraudulent or wilful misconduct).

There were no defaults under these loan agreements during the financial year.

15	Other liabilities

	September 30,	September 30,
	Group
	2011	2010
	$	$

Current:
Accrued interest on bank loans	144,179	155,112
Unpaid present entitlement	1,128,714	1,563,872
Other accruals	98,258	86,960

	1,371,151	1,805,944

Non-current:
Accrued interest on investor loans	224,733	270,566

	1,595,884	2,076,510

16	Operating lease minimum lease receipts

The future minimum rentals receivable under non-cancellable operating leases (net of GST), are shown as follows:

	September 30,	September 30,
	2011	2010
	$	$

Less than one year	29,331,485	25,344,072
Between one and five years	55,154,715	66,278,202
More than five years	9,133,048	19,837,000

	93,619,248	111,459,274

The Group has entered into lease agreements denominated in both United States and Australian dollars. For the purposes of the above table, the Australian dollar denominated rentals have been translated into United States dollars based on a forward currency calculation performed using market rates as of the balance sheet date.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

17	Derivatives

	September 30,	September 30,
	Group
	2011	2010
	$	$

Assets
Non-current	—	301,632

Liabilities
Current	(6,540,270)	(2,601,425)
Non-current	(5,908,076)	(3,856,042)

Total liabilities	(12,448,346)	(6,457,467)

Total derivatives liability, net	(12,448,346)	(6,155,835)

The Group has entered into derivative financial instruments to hedge its exposure to Australian dollar lease revenues and to floating rate debt used to finance aircraft which are subject to fixed rate operating leases. Derivatives are recognised at fair value and have been designated as cash flow hedges.

These financial instruments have been designated as effective hedges. As such, the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred is recognised in other comprehensive income and presented in the hedging reserve in equity (refer note 19).

The Group’s derivative obligations are secured by the security package set out in note 14.

18	Financial instruments and associated risks

The Group has exposure to the following risks:

•	credit risk;
•	liquidity risk; and
•	market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The trustee has overall responsibility for the establishment and oversight of the Group’s risk management framework.

(a)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from airline customers and from financial institutions under its derivative contracts. The Group has two derivative counterparties, both of which are UK based financial institutions.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

18	Financial instruments and associated risks (continued)

The Group operates as a supplier to airlines. The airline industry is cyclical, economically sensitive and highly competitive. A key determinant of the Group’s success is the financial strength of its customers and their ability to react to and cope with the competitive environment in which they operate. The Group leases all its aircraft to one customer, located in Australia.

If the customer experiences financial difficulties this may result in default or the early termination of the lease. The trustee mitigates this risk by comprehensive credit reviews of customers both prior to and during the course of a lease. The Group also regularly reviews the credit ratings of its derivative counterparties.

The carrying amount of financial assets as presented on the statement of financial position represents the Group’s maximum exposure to credit risk as at the balance date.

(b)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group actively manages its cash position to ensure that it has sufficient cash on demand to meet expected operational expenses for the current month, including the servicing of financial obligations. The Group generates, and through its non cancellable lease rental income is forecast to continue to generate, a positive cash flow each month after meeting all obligations. The Group has the ability to defer payments of interest and principal on the investor loan notes at its own discretion until such time as there is sufficient free cash flow to make these payments.

Group

The table below sets out a maturity analysis of the gross contractual cash flows attaching to the Group’s non-derivative financial liabilities:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2011	Carrying amount $’000	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000

Non-derivative financial liabilities:
Payables	565	565	—	—	—	—	565
Borrowings	170,894	3,811	3,864	7,715	112,653	76,817	204,860
Other liabilities	1,498	1,273	—	—	—	225	1,498

	172,957	5,649	3,864	7,715	112,653	77,042	206,923

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

18	Financial instruments and associated risks (continued)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2010	Carrying amount $’000	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000

Non-derivative financial liabilities:
Payables	461	461	—	—	—	—	461
Borrowings	182,164	3,794	3,881	7,709	123,010	92,537	230,931
Other liabilities	1,990	1,719	—	—	—	271	1,990

	184,615	5,974	3,881	7,709	123,010	92,808	233,382

The following table details the Group’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross (outflows) and inflows on those derivatives. Where outflows are payable in AUD, the USD equivalents as shown in the table are referenced to the forward exchange curve existing at the reporting date. Where inflows are receivable at floating rates, the amounts have been calculated in accordance with the forward curve as of the reporting date.

Group

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2011	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000

Derivative financial instruments:
Swaps used for hedging:
Undiscounted cash inflows	3,534	3,543	7,108	12,892	943	28,020
Undiscounted cash outflows	(5,281)	(5,215)	(10,240)	(18,837)	(1,010)	(40,583)

	(1,747)	(1,672)	(3,132)	(5,945)	(67)	(12,563)

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

18	Financial instruments and associated risks (continued)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2010	Up to 3 months $’000	3 to 6 months $’000	6 months to 1 year $’000	1 year to 5 years $’000	Over 5 years $’000	Total $’000

Derivative financial instruments:
Swaps used for hedging:
Undiscounted cash inflows	3,558	3,572	7,185	27,254	5,500	47,069
Undiscounted cash outflows	(4,303)	(4,255)	(8,367)	(30,777)	(5,844)	(53,546)

	(745)	(683)	(1,182)	(3,523)	(344)	(6,477)

The derivative financial instruments for which cash flows are shown above are designated as cash flow hedges.

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

(i) Currency risk

The Group is exposed to currency risk on lease rentals receivable, denominated in Australian dollars. These risks have been mitigated by entering into derivative instruments which have effectively fixed the United States dollar amounts receivable over the terms of the underlying aircraft leases.

The Group is exposed to currency risk on cash and working capital balances held in currencies other than the functional currency.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

18	Financial instruments and associated risks (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk was as follows:

	September 30,	September 30,
	2011 AUD	2010 AUD

Current assets:
Cash and cash equivalents	345,128	348,650
Trade receivables	148,284	148,284
Other assets	—	67,482

Current liabilities:
Payables	(522,490)	(533,144)
Deferred lease income	(939,133)	(939,133)
Other liabilities	(91,637)	(101,637)

Gross exposure	(1,059,848)	(1,009,498)

The following exchange rates have been applied during the year:

	September 30,	September 30,	September 30,	September 30,
	Average rate		Reporting date spot rate
	2011	2010	2011	2010

AUD	1.0005	0.8829	1.0723	0.8556

Sensitivity analysis

The Group has entered into derivative financial instruments to hedge its material exposures to currency movements. Exchange rate movements will only impact the short-term foreign currency balances disclosed in the table above, and as such, a 1% weakening of the USD against the AUD at the reporting date would decrease profit by approximately $11,364 (2010: $8,637). A 1% strengthening of the USD against the AUD at the reporting date would increase profit by an equal but opposite amount.

(ii)	Interest rate risk

Certain of the Group’s financial assets and liabilities are interest-bearing. Interest-bearing financial assets and interest-bearing financial liabilities mature or re-price in the short term. As a result, the Group is subject to exposure to fair value interest rate risk due to fluctuations in the prevailing levels of market interest rates.

Interest rate profile and fair value of financial assets and financial liabilities

Aircraft lease rental rates have a close relationship with interest rates. Where lease rentals float based on LIBOR, the Group secures floating rate bank debt and where lease rates are fixed, the Group secures fixed rate bank loans or enters into interest rate derivatives to effectively fix the interest rate it pays on its debt.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

18	Financial instruments and associated risks (continued)

The interest rate profile and fair values of the Group’s financial assets and liabilities at 30 June 2011 were (short term debtors and creditors are excluded from the table below in instances where fair value is equivalent to carrying value):

Group

	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2011	Fixed rate items $’000	Floating rate items $’000	Items on which no interest is paid $’000	Total book value $’000	Fair value $’000

Financial assets:
Financial assets at amortised cost:
Cash and cash equivalents	—	4,351	—	4,351	4,351

Financial liabilities:
Financial liabilities at amortised cost:
Borrowings	117,861	47,640	5,393	170,894	158,455
Other liabilities	—	—	1,497	1,497	1,497
Financial liabilities at fair value:
Derivatives	—	—	12,448	12,448	12,448

	117,861	47,640	19,338	184,839	172,400

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

18	Financial instruments and associated risks (continued)

	September 30,	September 30,	September 30,	September 30,	September 30,
As at 30 June 2010	Fixed rate items $’000	Floating rate items $’000	Items on which no interest is paid $’000	Total book value $’000	Fair value $’000

Financial assets:
Financial assets at amortised cost:
Cash and cash equivalents	—	3,129	—	3,129	3,129
Financial assets at fair value:
Derivatives	—	—	302	302	302

	—	3,129	302	3,431	3,431

Financial liabilities:
Financial liabilities at amortised cost:
Borrowings	128,433	51,269	2,462	182,164	167,095
Other liabilities	—	—	1,990	1,990	1,829
Financial liabilities at fair value:
Derivatives	—	—	6,457	6,457	6,457

	128,433	51,269	10,909	190,611	175,381

The fair value of financial assets and financial liabilities have been determined by the trustee, based upon the present values of the expected cash flows deriving from each financial asset or financial liability, discounted at an appropriate discount rate. The fair value of borrowings is sensitive to the discount rate used. A 100bps movement in the discount rate would cause a $4.6 million change in the fair value disclosed above (2010: $6.0 million).

Fair value hierarchy

The Group analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

18	Financial instruments and associated risks (continued)

The fair value of financial instruments entered into by the Group is calculated by reference to current forward market rates for contracts with similar maturity profiles. These financial instruments are defined as being Level 2 and no transfers have been made between any fair value hierarchy levels during the financial year.

Cash flow sensitivity analysis for variable rate instruments

All of the Trust’s liabilities are subject to fixed interest rates, therefore there is no material sensitivity to movements in interest rates. The Group’s liabilities that are subject to variable interest rates have been hedged by derivative financial instruments. As such, any movement in the fair value of the Group’s derivative financial instruments will be recognised in the hedging reserve.

(d)	Capital management

The trustee’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The trustee monitors the return on capital, which the Group defines as the internal rate of return on cash invested.

The Group is not subject to externally imposed financial covenants.

19	Capital and reserves

Trust

	September 30,	September 30,
Unit capital	2011 $	2010 $

Authorised
100 ordinary units of AUD 1 each	89	89

Unit capital has been translated to United States dollars based on the foreign exchange rate at the date of establishment which was AUD 1 = USD 0.89.

The holders of ordinary units are entitled to a beneficial interest in the Trust in proportion to the number of units of which they are respectively registered as holders. Unit holders are also entitled to one vote at meetings of the unit holders for each unit held.

Accumulated losses

On 27 June 2011, the director of the trustee resolved that the unit holder of the Trust was presently entitled to AUD 1 (USD 1) being the Net Income of the Trust for the year ended 30 June 2011 (2010: AUD 1 (USD 1)). The distribution as shown in the 2010 financial statements for the year ended 30 June 2010 of AUD 508,602 (USD 435,159) has been adjusted to AUD 1 (USD 1) in the current financial year following completion of the Trust’s income tax return and finalisation of the Net Income calculation.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

19	Capital and reserves (continued)

	September 30,	September 30,
Reserves	2011 $	2010 $

Hedging reserve (refer note 17)	(12,448,346)	(6,155,835)

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedge transactions that have not yet occurred.

20	Cash and cash equivalents

	September 30,	September 30,
	Group
	2011	2010
	$	$
(a) Reconciliation of cash

Cash at the end of the financial year as shown in the Statement of cash flows is reconciled to the related items in the balance sheet as follows;

Cash at bank	4,351,112	3,129,431

Cash and cash equivalents in the Statement of cash flows	4,351,112	3,129,431

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 18.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

20	Cash and cash equivalents (continued)

	September 30,	September 30,
	Group
	2011	2010
	$	$

(b) Reconciliation of cash flows from operating activities with net profit:

Net profit	4,464,450	10,786,998

Adjustments for:
Depreciation	7,718,451	7,718,451
Amortisation of debt issue costs	152,205	144,104

Operating profit before changes in working capital and provisions	12,335,106	18,649,553

Change in trade and other receivables	(32,331)	(5,577)
Change in other assets	78,706	(20,188)
Change in payables	104,085	17,205
Change in deferred lease income	203,469	40,006
Change in borrowings	2,930,561	(4,217,177)
Change in other liabilities	(45,469)	(88,545)

Net cash provided by operating activities	15,574,127	14,375,277

21	Group membership

The Trust’s immediate and ultimate parent undertaking is Judbury Investments Pty Limited, a company registered in Australia.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

22	Related parties

(a)	Transactions with GAAM

Gregory Woolley was the sole director of the trustee until 14 October 2011 and a director of Global Aviation Asset Management Pty Limited which acts as the trustee of the Global Aviation Asset Management Unit Trust. Mr Woolley had a 100% indirect interest in GAAM up until 6 July 2010 when this interest was sold. During the year ended 30 June 2011, GAAM charged the Group funds management fees totalling $487,067 (2010: $648,950). The Trust was not charged funds management fees (2010: nil).

(b)	Balance with related parties

Payables

	September 30,	September 30,
	Group
	2011	2010
	$	$

Global Aviation Holdings Fund Limited	4,462	4,462

	4,462	4,462

These balances are trading accounts that have arisen during the course of operations and are not subject to interest and are repayable on demand.

The individuals who control the Trust’s unit holder also hold investments in other entities, including Global Aviation Holdings Fund Limited, Baker & Spice Aviation Limited and The Aviation Solutions Unit Trust, which are therefore considered to be related parties. The Group is party to transactions involving these related parties as disclosed in this note and note 14.

23	Commitments and contingencies

Due to the nature of its operations, the Group may occasionally become involved in litigation actions. There were no litigation claims during the year or outstanding at the date of this report.

24	Subsequent events

On 29 July 2011, the shareholders of the Trust’s ultimate parent, Judbury Investments Pty Limited, entered into an agreement with FLY Leasing Limited for the acquisition of the entire share capital of the Company. The sale closed on 14 October 2011 and upon the closing GAAM was replaced as manager of the Group and Trust.

Pursuant to an agreement dated 22 July 2011, the holder of the investor loan notes issued by the Trust agreed to irrevocably and unconditionally waive its rights to deferred interest for the period from 1 September 2009 to 31 August 2010 totalling $3,267,436.

Other than as disclosed, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors, to affect significantly the operations of the Trust, the results of those operations, or the state of affairs of the Trust in future financial years.

The Cecil Aviation Unit Trust and its controlled entities

Notes to the financial statements (continued)

25	Approval of financial statements

The director of the trustee approved these financial statements on 24 December 2011.

Independent Auditors’ Report

The Board of Directors

Arden Aviation Australia Pty Limited as trustee for The Cecil Aviation Unit Trust:

We have audited the accompanying consolidated statements of financial position of The Cecil Aviation Unit Trust and its controlled entities as of June 30, 2011 and 2010 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Cecil Aviation Unit Trust and its controlled entities as of June 30, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As described in Note 24 on October 14, 2011, Fly Leasing Limited, consummated the acquisition of the entire share capital of the Trust. The financial statements of the Trust do not reflect any adjustments to the assets and liabilities that might subsequently be necessary as a result of this transaction.

KPMG

Sydney, Australia

December 24, 2011